# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 000000000
Title of class of securities: Class A Ordinary Shares , par value $0.0005 per share
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingzhu 1st Street, Hengli Town, Nansha District, Korea Democratic People'S Republic Of (M4), 511458
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001728957

## Reporting persons
- HSG Venture VI Holdco, Ltd. ("HSG Venture VI Holdco"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 27,177,430; sole dispositive power 0; shared dispositive power 27,177,430; aggregate amount beneficially owned 27,177,430 (10.1% of the class)
- HSG Venture VII Holdco, Ltd. ("HSG Venture VII Holdco"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,129,837; sole dispositive power 0; shared dispositive power 5,129,837; aggregate amount beneficially owned 5,129,837 (1.9% of the class)
- HongShan Capital Venture Fund VI, L.P. ("HongShan Capital Venture Fund VI"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 27,177,430; sole dispositive power 0; shared dispositive power 27,177,430; aggregate amount beneficially owned 27,177,430 (10.1% of the class)
- HongShan Capital Venture Fund VII, L.P. ("HongShan Capital Venture Fund VII"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,129,837; sole dispositive power 0; shared dispositive power 5,129,837; aggregate amount beneficially owned 5,129,837 (1.9% of the class)
- HSG Venture VI Management, L.P. ("HSG Venture VI Management"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 27,177,430; sole dispositive power 0; shared dispositive power 27,177,430; aggregate amount beneficially owned 27,177,430 (10.1% of the class)
- HSG Venture VII Management, L.P. ("HSG Venture VII Management"): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,129,837; sole dispositive power 0; shared dispositive power 5,129,837; aggregate amount beneficially owned 5,129,837 (1.9% of the class)
- HSG Holding Limited ("HSG Holding"): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 32,307,267; sole dispositive power 0; shared dispositive power 32,307,267; aggregate amount beneficially owned 32,307,267 (12.1% of the class)
- SNP China Enterprises Limited ("SNP China Enterprises"): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 32,307,267; sole dispositive power 0; shared dispositive power 32,307,267; aggregate amount beneficially owned 32,307,267 (12.1% of the class)
- Neil Nanpeng Shen ("NS"): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 32,307,267; sole dispositive power 0; shared dispositive power 32,307,267; aggregate amount beneficially owned 32,307,267 (12.1% of the class)

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 Pearl Development Building, 1 Mingzhu 1st Street, Hengli Town, Nansha District, Guangzhou, 511458, People's Republic of China

## Item 2. Person Filing
Name of person filing:
HSG Venture VI Holdco, Ltd.
HSG Venture VII Holdco, Ltd.
HongShan Capital Venture Fund VI, L.P.
HongShan Capital Venture Fund VII, L.P.
HSG Venture VI Management, L.P.
HSG Venture VII Management, L.P.
HSG Holding Limited
SNP China Enterprises Limited
Neil Nanpeng Shen

The sole shareholder of HSG VENTURE VI HOLDO is HONGSHAN CAPITAL VENTURE FUND VI. The General Partner of HONGSHAN CAPITAL VENTURE FUND VI is HSG VENTURE VI MANAGEMENT. The General Partner of HSG VENTURE VI MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
The sole shareholder of HSG VENTURE VII HOLDCO is HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT. The General Partner of HSG VENTURE VII MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
Address of principal business office or, if none, residence:
Suite 3613, 36/F, Two Pacific Place
88 Queensway
Hong Kong
Citizenship: HSG VENTURE VI HOLDCO, HSG VENTURE VII HOLDCO, HONGSHAN CAPITAL VENTURE FUND VI, HONGSHAN CAPITAL VENTURE FUND VII, HSG VENTURE VI MANAGEMENT, HSG VENTURE VII MANAGEMENT, HSG HOLDING: Cayman Islands; SNP CHINA ENTERPRISES: British Virgin Islands; NS: Hong Kong SAR

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
32,307,267
27,177,430 shares are directly owned by HSG VENTURE VI HOLDCO and 5,129,837 shares are directly owned by HSG VENTURE VII HOLDCO. The sole shareholder of HSG VENTURE VI HOLDCO is HONGSHAN CAPITAL VENTURE FUND VI. The General Partner of HONGSHAN CAPITAL VENTURE FUND VI is HSG VENTURE VI MANAGEMENT. The sole shareholder of HSG VENTURE VII HOLDCO is
HONGSHAN CAPITAL VENTURE FUND VII. The General Partner of HONGSHAN CAPITAL VENTURE FUND VII is HSG VENTURE VII MANAGEMENT. The General Partner of each of HSG VENTURE VI MANAGEMENT and HSG VENTURE VII MANAGEMENT is HSG HOLDING. HSG HOLDING is wholly owned by SNP CHINA ENTERPRISES. NS wholly owns SNP CHINA ENTERPRISES.
Percent of class:
12.1%
The percentage is based on a total of 267,873,562 shares of Class A Ordinary Shares outstanding immediately following the Issuer's offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on November 27, 2024.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
HSG Venture VI Holdco, Ltd.: 27,177,430
HSG Venture VII Holdco, Ltd.: 5,129,837
HongShan Capital Venture Fund VI, L.P.: 27,177,430
HongShan Capital Venture Fund VII, L.P. 5,129,837
HSG Venture VI Management, L.P.: 27,177,430
HSG Venture VII Management, L.P. 5,129,837
HSG Holding Limited: 32,307,267
SNP China Enterprises Limited: 32,307,267
Neil Nanpeng Shen: 32,307,267
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
HSG Venture VI Holdco, Ltd.: 27,177,430
HSG Venture VII Holdco, Ltd.: 5,129,837
HongShan Capital Venture Fund VI, L.P.: 27,177,430
HongShan Capital Venture Fund VII, L.P. 5,129,837
HSG Venture VI Management, L.P.: 27,177,430
HSG Venture VII Management, L.P. 5,129,837
HSG Holding Limited: 32,307,267
SNP China Enterprises Limited: 32,307,267
Neil Nanpeng Shen: 32,307,267

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HSG Venture VI Holdco, Ltd. ("HSG Venture VI Holdco"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- HSG Venture VII Holdco, Ltd. ("HSG Venture VII Holdco"): Neil Nanpeng Shen, Neil Nanpeng Shen/Authorized Signatory (02/14/2025)
- HongShan Capital Venture Fund VI, L.P. ("HongShan Capital Venture Fund VI"): Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (02/14/2025)
- HongShan Capital Venture Fund VII, L.P. ("HongShan Capital Venture Fund VII"): Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (02/14/2025)
- HSG Venture VI Management, L.P. ("HSG Venture VI Management"): Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (02/14/2025)
- HSG Venture VII Management, L.P. ("HSG Venture VII Management"): Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (02/14/2025)
- HSG Holding Limited ("HSG Holding"): Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (02/14/2025)
- SNP China Enterprises Limited ("SNP China Enterprises"): Neil Nanpeng Shen, Neil Nanpeng Shen, Authorized Signatory (02/14/2025)
- Neil Nanpeng Shen ("NS"): Neil Nanpeng Shen, Neil Nanpeng Shen (02/14/2025)